UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K  ☒ Form 10-Q   ☐ Form 10-D ☐ Form N-SAR  ☐ Form N-CSR

         For Period Ended:  September 30, 2013

         ☐ Transition Report on Form 10-K
         ☐ Transition Report on Form 20-F
         ☐ Transition Report on Form 11-K
         ☐ Transition Report on Form 10-Q
         ☐ Transition Report on Form N-SAR
         For the Transition Period Ended:  Not Applicable

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I – REGISTRANT INFORMATION

Medifirst Solutions, Inc.
Full Name of Registrant

None
Former Name if Applicable:

50 Oxford Road
Address of Principal Executive Office (Street and Number)

Manalapan, NJ, 07726
City, State and Zip Code

PART II – RULES 12-b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12-b-25 (b), the following should be completed.  (Check box if all of the following are appropriate) [X]

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25-(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file, without unreasonable effort and expense, the Form 10-Q for the quarterly period ended September 30, 2013 because the company’s independent registered public accountants and management need additional time to finalize the Notes to the financial statements.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to his notification:

Bruce Schoengood	732	786-8044
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 and 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).
☒ Yes  ☐ No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?
☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MEDIFIRST SOLUTIONS, INC.
  (Name of Registrant as Specified in Charter)

The Registrant has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2013	By:	/s/ Bruce Schoengood
Chief Executive Officer